SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SHADES HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

  (Title of Class of Securities)

81882A100

  (CUSIP Number)

Sean Lyons

20711 Sterlington Drive

Tampa, FL 34638

With Copies To:

Darrin M. Ocasio, Esq.

Jeff Cahlon, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, NY 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 81882A100	13D

1	NAME OF REPORTING PERSONS

Sean Lyons
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

400,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	28,000
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	400,000
10	SHARED DISPOSITIVE POWER

28,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

428,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.38%*
14	TYPE OF REPORTING PERSON

IN

* Based on 31,051,999 shares of common stock outstanding as of July 10, 2013. Includes 28,000 shares owned by Mr. Lyons’ wife. Mr. Lyons disclaims beneficial ownership of these shares.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Shades Holdings, Inc., a Florida corporation (the “Issuer”), whose principal executive offices are located at 2875 NE 191st Street, Suite 511, Aventura, FL 33180.

Item 2. Identity and Background.

(a)	This statement is being filed by Sean Lyons (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 20711 Sterlington Drive, Tampa, FL 34638.

(c)	The principal business of the Reporting Person is President of ReCapitalize Inc.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On June 19, 2013, the Issuer entered into a stock purchase agreement with the Reporting Person (the “Stock Purchase Agreement”), pursuant to which, on June 21, 2013, the Issuer sold to the Reporting Person all of the issued and outstanding capital stock of Daily Shades, Inc. in exchange for the transfer by the Issuer of 19,600,000 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction.

The Reporting Person entered into the above-described transaction in connection with a change in control of the Issuer. In connection with the Stock Purchase Agreement, on June 19, 2013, the Issuer entered into a share exchange agreement (the “Exchange Agreement”) with Shades of Fragrances, Inc. (“SOF”) and Omniscent Corp. (“Omniscent”) (the sole shareholder of SOF). Pursuant to the Exchange Agreement, which closed on June 21, 2013, the Issuer issued 24,000,000 shares of common stock to Omniscent, resulting in a change in control of the Issuer, in exchange for 1,000,000 shares of common stock of SOF, representing 100% of the issued and outstanding capital stock of SOF, and SOF thus became a wholly-owned subsidiary of the Issuer.

In connection with the Exchange Agreement and the Stock Purchase Agreement, on June 19, 2013, the Reporting Person resigned as officer of the Issuer and Lucien Lallouz was appointed President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer of the Issuer. On July 8, 2013, Mr. Lallouz was elected a director of the Issuer.

In connection with the above-reference transactions, the Issuer’s business will change to that of fragrances/licensing.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person may be deemed to beneficially own 428,000 shares of the Issuer’s common stock, which represents approximately 1.38% of the Issuer’s common stock, including 28,000 shares held by the Reporting Person’s spouse. The Reporting Person disclaims beneficial ownership of these 28,000 shares.

(b)	The Reporting Person has sole voting and dispositive power over 400,000 shares of common stock of the Issuer. The Reporting Person may be deemed to have shared voting and dispositive power over 28,000 shares of the Issuer’s common stock. These 28,000 shares are held by the Reporting Person’s spouse. The Reporting Person disclaims beneficial ownership of these shares.

(c)	Other than the disposition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the securities of the Issuer during the past 60 days, or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 428,000 shares of common stock reported in Item 5(a) (other than the Reporting Person’s spouse, with respect to the 28,000 shares held by her as reported herein).

(e)	On June 21, 2013, the Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

10.1	Share Exchange Agreement, dated June 19, 2013, between the Issuer, Shades of Fragrances, Inc. and Lucien Lallouz (incorporated by reference to 8-K filed by the Issuer on July 1, 2013).

10.2	Stock Purchase Agreement, dated June 19, 2013, between the Issuer and Sean Lyons (incorporated by reference to 8-K filed by the Issuer on July 1, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2013

/s/ Sean Lyons
Sean Lyons